Exhibit 12.1

EMCORE CORPORATION AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended September 30,
	2008	2007	2006	2005	2004
Fixed charges, as defined by the Securities and Exchange Commission:

Interest on long-term debt	$1,580	$4,985	$5,352	$4,844	$6,156
Imputed interest in rents	533	533	700	633	767
Total Fixed Charges*	$2,113	$5,518	$6,052	$5,477	$6,923

Earnings, as defined by the Securities and Exchange Commission:

Earnings from continuing operations before income taxes	$(80,860)	$(58,722)	$46,891	$(24,685)	$(28,376)
Fixed charges as above	2,113	5,518	6,052	5,477	6,923

Earnings Available for Fixed Charges	$(78,747)	$(53,204)	$52,943	$(19,208)	$(21,453)

Ratio of Earnings to Fixed Charges	N/M **	N/M **	10	N/M **	N/M **

*Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.

**The ratio of earnings to fixed charges for the six-months ended March 31, 2009 and for the years ended September 30, 2008, 2007, 2005 and 2004 are not meaningful since earnings available for fixed charges is negative for those periods.  The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $77.1 million for the six months ended March 31, 2009 and $80.9 million, $58.7 million, $24.7 million, and 28.4 million for the years ended September 30, 2008, 2007, 2005 and 2004 respectively.